Helena Lee
Assistant General Counsel
Direct Line: (310) 772-6259
Fax: (310) 772-6569
E-mail: hlee@sunamerica.com

Via EDGAR and Electronic Mail

November 21, 2016

Kathryn M. Hinke

Attorney-Adviser

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Variable Separate Account (“Registrant”)
American General Life Insurance Company (“AGL” or “Depositor”)
Polaris Advisory Variable Annuity
Initial Registration Statements on Form N-4
File Nos. 333-213338 and 811-03859 (Version A)

FS Variable Separate Account (“Registrant”)
The United States Life Insurance Company in the City of New York (“USL” or “Depositor”)
Polaris Advisory Variable Annuity
Initial Registration Statements on Form N-4
File Nos. 333-213339 and 811-08810 (Version A)

Dear Ms. Hinke:

Thank you for your verbal comment provided on November 18, 2016 regarding the initial Registration Statements on Form N-4 (Version A) as referenced above. We are filing pre-effective amendments for these registration statements (without financial statements) that will address and incorporate your written and verbal comments.

As discussed, we have changed the name of the Living Benefit Partial/Full Benefit Termination Charge to “Benefit Withdrawal Charge” to clarify that the charge is assessed on all withdrawals and we have made the Living Benefits of the product non-optional riders; therefore, the Benefit Withdrawal Charge will be assessed uniformly to all contract owners. In addition, we have added a description of the Benefit Withdrawal Charge in the Living Benefits section of the prospectus under “What is the Benefit Withdrawal Charge for Polaris Income Plus and Polaris Income Plus Daily?” (page 31) to clarify that the fee is intended to compensate the Depositor for the cost of distributing the contract.

Kathryn M. Hinke

November 21, 2016

We will file any further revisions and all relevant exhibits and financial statements in another pre-effective amendment to the Registration Statement on December 14, 2016.

Thank you for your consideration. Should you have any questions or need any additional information concerning the Registration Statements, please do not hesitate to contact me at (310) 772-6259.

Very truly yours,

/s/ HELENA LEE

Helena Lee